UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2019.

Commission File Number: 000-56075

4FRONT VENTURES CORP.
(Translation of registrant’s name into English)

5060 N. 40th Street
Suite 120
Phoenix, Arizona 85018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]                Form 40-F[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

On December 27, 2019, 4Front Ventures Corp. amended and refiled its Third Quarter 2019 Management's Discussion and Analysis of results of operations and financial condition ("MD&A") to correct a typographical error on page 14 under the heading "Share Capital" regarding the date until which there are conversion restrictions related to 4Front's Class B subordinate proportionate voting shares. Originally the date was listed as "January 1, 2020," and the date has now been corrected to "January 31, 2020."

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 were unaffected by the error. Other than as expressly set forth above, the revised MD&A does not purport to update or restate the information in the originally MD&A or reflect events that occurred after the date of the filing of the original MD&A other than the typographical correction referred to above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4FRONT VENTURES CORP.

Date: December 27, 2019	By:	/s/ Joshua Rosen
Joshua Rosen
Chief Executive Officer

EXHIBIT INDEX

Exhibits

99.1	Interim Consolidated Financial Statements for the Three and Nine Months ended September 30, 2019 and 2018*
99.2	Amended Management’s Discussion & Analysis for the Three and Nine Months ended September 30, 2019 and 2018
99.3	52-109F2R - CEO - Certification of Refiled Interim Filings
99.4	52-109F2R - CFO - Certification of Refiled Interim Filings

*Incorporated by reference. Originally filed on December 2, 2019